UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Media information

Bonn/Brussels/London/Paris, October 14, 2011

Deutsche Telekom and France Télécom-Orange

procurement joint venture BUYIN commences operations

•

Approval of anti-trust authorities obtained

•

Volker Pyrtek leads as Managing Director and Chief Procurement Officer of BUYIN

•

Targeted annual run rate of EUR 1.3 billion in combined savings to be generated after three years of implementation

Following approval by the relevant anti-trust authorities, BUYIN will start business operations next Monday as a Brussels-based procurement joint venture between Deutsche Telekom and France Télécom-Orange. The company, which also has operational units in France and Germany, is headed by Volker Pyrtek (52), previously Chief Procurement Officer at Deutsche Telekom. The parent companies have pooled their procurement activities in the areas of terminal devices, mobile communications networks, and in significant portions of their fixed-network equipment and service platforms in a 50:50 joint venture. In addition, the two companies intend to launch pilot projects to explore other areas for inclusion in the joint venture at a later stage, including IT infrastructure and further IT areas. The inclusion of additional fixed-network components will be looked at by the German Federal Cartel Office. The joint venture is expected to generate an annual run-rate of procurement savings of EUR 1.3 billion after three years of implementation.

"We are very pleased to have received approval from appropriate anti-trust authorities for our procurement cooperation with France Télécom-Orange. Now we can start working together to tap into the large and growing potential savings from joint procurement,” said Edward R. Kozel, Chief Technology and Innovation Officer at Deutsche Telekom. "Volker Pyrtek is a truly entrepreneurial procurement leader who has demonstrated his expertise in the past eight years being responsible for procurement at T-Mobile and Deutsche Telekom. I am confident that we will quickly be able to realize the available synergies under his direction, with procurement making a significant contribution to the realization of our Telco+ strategy."

In establishing BUYIN, both corporations intend to improve their competitiveness in procurement and generate sustainable economies of scale and savings for their customers. Suppliers are also set to benefit from the standardization of the equipment used by these European network operators.

The worldwide savings for Deutsche Telekom and France Télécom-Orange three years after the start of operations are targeted at above EUR 400 million per year and below EUR 900 million per year respectively.

“I am very happy that we have been able to put this new project with Deutsche Telekom into action so quickly. The teams from the two companies have worked intensively with each other and put together a good agreement that has also won the approval of the anti-trust bodies," said Pierre Louette, Executive Vice President and Group General Secretary at France Télécom-Orange. “Our joint venture enables us to increase our competitiveness and will lead to an even more effective partnership with our suppliers that takes into account the needs of our customers.”

A total of around 250 employees will work at the main sites in Paris and Bonn once all positions have been filled. Most of them will come from the procurement units of both companies.

The partners had announced the formation of a procurement joint venture in London in mid-April 2011 as the outcome of exploratory talks on partnerships in the field of technology. The two companies had already announced at the end of February that they intended to look at possibilities for cooperation in various technological areas. In addition to the joint use of radio access networks in Europe, WiFi roaming and machine-to-machine (M2M) services, where a cooperation between Deutsche Telekom, France Télécom-Orange and TeliaSonera has already been announced, additional possibilities for cooperation in other growth areas will also be examined.

Deutsche Telekom AG

Corporate Communications

Tel.: +49 228 181 4949

E-mail:  media@telekom.de

Further information is available for journalists at www.telekom.com/media

France Télécom − Orange

Sébastien Audra +33 1 44 44 93 93 sebastien.audra@orange.com

Nicole Clarke +44 7811 128 457 nicole.clarke@orange.com

About Deutsche Telekom

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with around 128 million mobile customers, 35 million fixed-network lines and approximately 17 million broadband lines (as of June 30, 2011). The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom is present in over 50 countries and has around 241,000 employees worldwide. The Group generated revenues of EUR 62.4 billion in the 2010 financial year – more than half of it outside Germany (as of December 31, 2010).

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Deutsche Telekom´s disclaimer

This media information contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. These forward-looking statements include statements with regard to the expected development of revenue, earnings, profits from operations, depreciation and amortization, cash flows, and personnel-related measures. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control. Among the factors that might influence our ability to achieve our objectives are the progress of our workforce reduction initiative and other cost-saving measures, and the impact of other significant strategic, labor or business initiatives, including acquisitions, dispositions, business combinations, and our network upgrade and expansion initiatives. In addition, stronger than expected competition, technological change, legal proceedings, and regulatory developments, among other factors, may have a material adverse effect on our costs and revenue development. Further, the economic downturn in our markets, and changes in interest and currency exchange rates, may also have an impact on our business development and the availability of financing on favorable conditions. Changes to our expectations concerning future cash flows may lead to impairment write downs of assets carried at historical cost, which may materially affect our results at the group and operating segment levels. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual performance may materially differ from the performance expressed or implied by forward-looking statements. We can offer no assurance that our estimates or expectations will be achieved. Without prejudice to existing obligations under capital market law, we do not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net income, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways.

France Telecom’s disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, they should be treated with caution. France Telecom’s business is subject to numerous risks and uncertainties beyond France Telecom’s control, including those described in the “Risk Factors” sections of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Registration Document filed with the French Autorité des marchés financiers, and including also matters not yet known to France Telecom or not currently considered material by France Telecom. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these forward-looking statements prove incorrect, the actual results of the agreement may be materially different from those expressed or implied by such statements. There can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements to take new information or future events into account or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 14, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations